TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
July 27, 2017

Manulife announces intention to redeem
 3.938% Fixed/Floating Series A Subordinated Debentures
TORONTO – The Manufacturers Life Insurance Company ("MLI"), as successor to The Standard Life Assurance Company of Canada ("SLA"), today announced its intention to redeem at par on September 21, 2017 all its outstanding $400,000,000 principal amount of 3.938% Fixed/Floating Series A Subordinated Debentures (the "Debentures") due September 21, 2022. The Debentures are redeemable at MLI's option on or after September 21, 2017 at a redemption price per Debenture equal to par, together with accrued and unpaid interest to but excluding the date of redemption. Formal notice will be delivered to holders of Debentures in accordance with the Trust Indenture dated as of September 21, 2012, between SLA and Computershare Trust Company of Canada (the "Trustee") and the first supplemental indenture to the Trust Indenture dated as of July 1, 2015, between MLI, as successor to SLA, and the Trustee.
Interest on the Debentures will cease to accrue on the redemption date.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. As of March 31, 2017, we had $1 trillion (US$754 billion) in assets under management and administration, and in the previous 12 months we made almost $26.3 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com